ARKEMA

April 13th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended *(the Exchange Act)*, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

dw 4/23

ARKEMA

Enclosed documents

- Press release: "Arkema : full year 2006 Results"
- Press release: "The world leader in DMDS, Arkema announces a 30% capacity increase at its Lacq production plant"
- Press release: "Arkema continues to reorganize its activities in Rhône-Alpes (France)"
- Press release : "Appointments following the reorganization of the Vinyl Products business segment "

ARKEMA

Press release

Communiqué de presse

Paris, March 14th, 2007

ARKEMA : FULL YEAR 2006 RESULTS[1] AND MID-TERM OUTLOOK

FINANCIAL RESULTS WELL ABOVE TARGETS: 20% EBITDA INCREASE IN 2006
12% EBITDA MARGIN TARGET IN 2010

- **EBITDA up 20% at €425 million**
- **High impact of productivity initiatives**
- **Strong improvement of Performance Product segment results**
- **Recurring operating income up 65% to €211 million**
- **Positive net income of €45 million**
- **Positive cash flow of €79 million *(excluding pre-spin off non-recurring items[2])***

(In millions of euros)	2005[1]	2006[1]	Variation
Sales	5,710	5,866	+2.7%
EBITDA	355	425	+19.7%
EBITDA margin	6.2%	7.2%	-
Recurring operating income	128	211	+64.8%
Non-recurring items	(514)	(93)	n.m.
Net income – Group share	(427)	45	n.m.
Capital expenditure	333	336	-

[1] Results presented in this press release include financial information related to discontinued activities (Cerexagri). For 2005, financial information is extracted from pro forma accounts (see disclaimer).
[2] Non-recurring pre-spin off items correspond to items taken into account for the computation of the theoretical financial debt at the time of the spin off.

The Board of Directors of Arkema, headed by Chairman and CEO Thierry Le Hénaff, met on March 13th, 2007 to close the 2006 consolidated accounts and the parent company accounts.

Thierry Le Hénaff stated, commenting on the results:

"In 2006, Arkema posted results well above its financial targets with a EBITDA up 20% at €425 million. We generated a positive net income of €45 million after three years of losses, and a €79 million positive cash flow[3].
This improvement in our results was supported by better Performance Products segment results, the impact of productivity initiatives, as well as our ability to develop higher value-added products.
With a successful listing, 2006 was an important milestone in Arkema's transformation process.
We will be pursuing this recovery based on 3 priorities: manufacturing excellence, a greater presence in Asia, and a market-driven innovation. We have set our EBITDA margin target at 12% by 2010, confirming our potential to create value."

2006 FINANCIAL PERFORMANCE

Sales rose to **€5,866 million** in 2006, up 2.7% compared to 2005. This increase resulted from significant price increases in all three segments (+3.8%) and organic volume growth (+0.8%), which fully compensated for the reduction in volume resulting from restructuring plans (-1.5%). The conversion effect (-0.2%) and the changes in the scope of business (-0.2%) had very limited impact on sales.

EBITDA was up 20% to **€425 million** compared to €355 million in 2005, significantly exceeding the +10 to 15% EBITDA growth target. This strong improvement is mainly supported by the priority given to margin recovery and internal productivity initiatives. An increase in average selling prices and the development of higher value-added product lines (such as polyamides, PVDF, molecular sieves, oil additives and PMMA) fully compensated for higher raw material and energy costs, lower acrylics unit margins throughout 2006, and less favorable market conditions in Fluorochemicals in the second half of the year. The reduction in fixed costs over the twelve months totalled €120 million, resulting from restructuring plans and ongoing internal productivity initiatives.

EBITDA margin increased to **7.2%** from 6.2% in 2005.

Recurring operating income amounted to €211 million, up 65% compared to 2005. It includes €213 million depreciation, down €14 million compared to 2005 as a result of impairments booked in 2005.

Operating income totalled €118 million compared to a €(386) million loss in 2005. This result includes €93 million non-recurring items mainly related to restructuring plans announced in the Performance Products segment (€40 million), the relocation of the headquarters (€29 million), and additional expenses related to the Chlorochemicals restructuring plan that could not be provided for at the end of 2005 (€8 million).

Fully in line with guidance, the **net result** (group share) is positive at €45 million including €(62) million taxes.

Cash flow before non-recurring pre-spin off items[3] was positive and amounted to **€79 million**. Expenses related to these pre-spin off items totalled €359 million and included a €195 million payment for fines received in European proceedings on past antitrust practices. Non-recurring pre-spin off items decreased to €212 million from €580 million in 2005.

[3] before non-recurring pre-spin off items. Non-recurring pre-spin off items correspond to items taken into account for the computation of the theoretical financial debt at the time of the spin off.

Capital expenditure amounted to **€336 million**, of which €305 million relate to recurring capex in line with guidance, and €31 million relate to the Chlorochemicals restructuring plan.

Working capital amounted to €1,236 million end of December 2006, down €56 million compared to 2005.

Net debt (excluding Cerexagri) totalled **€324 million** at end of December 2006. This amount includes the capital increase subscribed by Total before spin-off for €532 million and excludes €110 million proceeds received beginning of 2007 for the Cerexagri divestiture. Taking into account the remaining €212 million non-recurring pre-spin off items at end 2006, net debt to equity ratio amounts to 27.7%.

Vinyl Products sales were down 0.6% at €1,379 million. Good market conditions for PVC in Europe and price increases partially compensated for the decrease of production resulting from the shutdown of loss-making units in Saint-Auban (France), planned maintenance turnarounds in Lavéra and Balan (France), and the impact on ethylene supplies of the maintenance turnaround at the Lavéra steamcracker. EBITDA amounts to €38 million from €20 million in 2005. This increase results from a strict control of fixed costs and PVC price increases, which offset higher energy and ethylene costs. The Chlorochemicals restructuring plan is on schedule and already generated in 2006 €5 million EBITDA gain in Saint-Auban, while capex related to the plan amounted to €31 million.

Industrial Chemicals sales were up 3.7% at €2,494 million. Sales increase in PMMA and Thiochemicals (sustained by new developments) and good volumes in Acrylics fully compensated for the decrease in acrylics prices and the impact of tougher market conditions in Fluorochemicals during the second semester. EBITDA totalled €267 million and EBITDA margin amounted to almost 11%, clearly demonstrating the good resistance of these segment results to the evolution of market conditions and especially to the acrylics cycle.

Performance Products sales were up 4.1% at €1,986 million. This increase was supported by a positive price effect in all the businesses and volume growth despite decrease in production resulting from the Villers-Saint-Paul (France) definitive shutdown. The priority given to reshaping the segment resulted in a strong progression of EBITDA at €170 million (8.6% of sales) from €109 million in 2005 (5.7% of sales). These improvements can be explained by strong demand, new business developments in Technical Polymers and Specialty Chemicals, and a reduction in fixed costs resulting from restructuring plans which began to bear fruit. The softening of the US construction market negatively impacted the Additives results at the end of the year.

EVENTS AFTER THE BALANCE SHEET DATE

Since the beginning of 2007, Arkema has announced several restructuring plans in its Vinyl Products and Industrial Chemicals segments[4]:

- In Pipes & Profiles (Alphacan), lower margins production units will be closed in Chantonnay (France). The reorganization will result in the reduction of 28 positions.
  In Vinyl Compounds, Dorlyl's[5] activities in France will be shut down (59 positions reduction).
- In Thiochemicals, a plan to improve productivity at its Lacq-Mourenx site (France) was announced, resulting in the reduction of 48 positions and a 30% increase in DMDS production capacity.

Moreover, in January 2007, Arkema announced the signing of a MOU with the Indian group Essar for the production and marketing of acrylic acid and esters in India.

[4] The plans are subject to the legal information and consultation procedure with the works council.
[5] Dorlyl is a subsidiary of Arkema France, and is active in Vinyl Compounds production and marketing.

Finally, on February 1st, 2007 Arkema announced it had finalized the disposal of its agrochemicals business (Cerexagri) at a price of around €110 million. The capital gain to be booked in 2007 should be around €20 million. In 2006, this activity, considered as a discontinued activity, posted €202 million sales, €14 million EBITDA and €7 million net income. Excluding this activity, sales amounted to €5,664 million in 2006 and to €5,515 million in 2005, and EBITDA amounted to €411 million in 2006 and €347 million in 2005.

2007 OUTLOOK

Throughout 2006, the launch of many restructuring and growth projects in its various businesses allowed Arkema to reduce significantly its break-even point. This acceleration of the pace of change clearly enabled Arkema to exceed its 2006 financial targets.

Since the beginning of 2007, under overall favorable market conditions, Arkema has continued its transformation process with the announcement of several additional restructuring plans and growth projects. These initiatives combined with successful start-ups made at the end of 2006 and to be made in 2007, further portfolio management, and continuous optimization of our processes enable us to confirm our objectives of a EBITDA growth of 10 to 15% over the period from 2006 to 2008 and a positive cash flow excluding pre-spin off non-recurring items in 2007.

Capex for 2007 should amount to approximately €350 million including €50 million investments related to the Chlorochemicals consolidation plan.

2010 TARGETS

The implementation of a genuine industrial project since 2004 has enabled Arkema to establish solid foundations.

With a very strong balance sheet, a more focused entrepreneurial culture, and a leaner and more reactive organization, Arkema is now entering a new phase in its development.

In accordance with the strategy set out at the time of its spin off, Arkema has set a 12%[6] EBITDA margin objective by 2010. This ambition includes reducing working capital to 18% of sales, and maintaining a gearing under 40%.

The announcement of these new objectives confirms Arkema's potential as well as its management's commitment to building a strong player of the global chemical industry.

The full 2006 results and outlook are detailed in the «2006 overview and mid-term perspectives» presentation available on www.finance.arkema.com.

FINANCIAL CALENDAR

May 15, 2007	Release of the 1st quarter 2007 results
June 5, 2007	Annual shareholders' meeting

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com

[6] In mid cycle conditions under a normalized environment.

INVESTOR & ANALYST FACTSHEET[7]

P&L *(In millions of euros)*	2005			2006		
	Excluding Cerexagri	Cerexagri	Including Cerexagri	Excluding Cerexagri	Cerexagri	Including Cerexagri
Sales	5,515	195	**5,710**	5,664	202	**5,866**
Recurring EBITDA	347	8	**355**	411	14	**425**
Recurring EBITDA margin	6.3%	4.1%	**6.2%**	7.3%	6.9%	**7.2%**
Depreciation & amortization	(222)	(5)	**(227)**	(211)	(3)	**(214)**
Recurring operating	125	3	**128**	200	11	**211**
Other income and expenses	(496)	(18)	**(514)**	(92)	(1)	**(93)**
Operating income	(371)	(15)	**(386)**	108	10	**118**
Net result – Group share	-	-	**(427)**	-	-	**45**

Sales Bridge (including Cerexagri)
Price effect: + 3.8%
Organic volume growth: +0.8%
Volume loss (restructuring): (1.5)%
Conversion effect: (0.2)%
Change of scope: (0.2)%

EBITDA Bridge (including Cerexagri)
Fixed costs reduction: +€120m
Volume loss (restructuring): €(24)m
Inflation on fixed costs: €(44)m
Others: + €18m *of which:*
+ price initiatives, + growth projects, - acrylics cycle, - raw material & energy costs, +/- other impacts

Cash flows, net debt, provisions and non-recurring pre–spin off items

- Recurring CAPEX at €305m
- Cash flow at €79m excluding pre-spin off NR items
- €359m cash-out of pre-spin off NR items
- Cash flow including pre-spin off NR items at €(280)m

	Net debt in €m
Net debt	324
Remaining pre-spin off NR items	212
Equivalent net debt *(31/12/06)*	**536**
Proceeds from Cerexagri (01/02/07)	*(110)*

Remaining pre-spin off NR items as of end of the year in €m	**2005**	**2006**
Provisions booked end 2005	435	156
Cash deposit (European antitrust litigations)	-	(18)
Vinyl restructuring plan capex	100	69
2006 items	45	5
Non-recurring pre-spin off items	**580**	**212**

Provisions analysis in €m	**Current provisions**		*Covered by warranties*		*Included in pre-spin off NR items*		*Total Provisions*	
	2005	**2006**	***2005***	***2006***	***2005***	***2006***	***2005***	***2006***
Pensions	241	237	-	-	*62*	*24*	*302*	*260*
Environment	131	121	*78*	*69*	*31*	*23*	*241*	*213*
Restructuring	-	48	-	-	*130*	*79*	*130*	*127*
Others *(incl. Litigations)*	192	182	*9*	*8*	*212*	*31*	*413*	*221*
Total	***564***	***588***	***87***	***77***	***435***	***156***	***1,086***	***821***

[7] Results presented in this fact include financial information related to discontinued activities (Cerexagri). For 2005, financial information is extracted from pro forma accounts (see disclaimer).

SEGMENT REVIEW :

Vinyl Products in €m	2005	2006	*Delta*	*Comments*
Sales	1,387	1,379	*-0.6%*	• Good market conditions for PVC in Europe
Rec. EBITDA	20	38	*90.0%*	
Rec. EBITDA margin	**1.4%**	**2.8%**	*N/A*	• Chlorochemicals restructuring plan:
Rec. Operating income	8	21	*X2.6*	- on schedule
Other income and expenses	(218)	(8)	*N/A*	- Impact on volumes
Operating income	(210)	13	*N/A*	- €5m EBITDA impact in 2006
Capital expenditures	61	76	-	- €31m CAPEX in 2006

Industrial Chemicals in €m	2005	2006	*Delta*	*Comments*
Sales	2,406	2,494	*3.7%*	• Good resistance under less favorable market conditions
Rec. EBITDA	316	267	*-15.5%*	
Rec. EBITDA margin	**13.1%**	**10.7%**	-	• Improved profitability of PMMA and Thiochemicals
Rec. Operating income	204	160	*-21.6%*	
Other income and expenses	(152)	2	*N/A*	• Sharp decline of Acrylics margins
Operating income	52	162	*X3.1*	• Successful capacity expansions
Capital expenditures	145	172	-	

Acrylics	• 15% increase of acrylic acid production capacity in Carling (France) in Q4'06 during the planned maintenance turnaround.
PMMA	• Increased volumes of high value-added products. • Lower breakeven point: Closure of Leeuwarden (Netherlands) plant and start-up of a new production line in Saint-Avold (France)
Thiochemicals	• Successful running of Beaumont unit (US) • Decrease of fixed costs: shutdown of Riverview (US) units end of June
Fluorochemicals	• Tougher market conditions in 134a during second half of the year. • Strict control of fixed costs • Two major growth projects announced: o Conversion to new generation products in Calvert City (US): $45m capex o 50% extension of Forane®22 production capacities in Changshu (China)
Hydrogen Peroxide	• Project to double production capacities in Shanghai (China) • Capacity increase in Bécancour (Canada) achieved end 2006 (+20kt)

Performance products in €m	2005	2006	*Delta*	*Comments*
Sales	1,907	1,986	*4.1%*	• Strong improvement of margin
Rec. EBITDA	109	170	*56.0%*	• 10% sales growth in Technical Polymers and Specialty Chemicals
Rec. EBITDA margin	**5.7%**	**8.6%**	-	
Rec. Operating income	19	82	*N/A*	• Portfolio simplification: 6 to 3 BUs
Other income and expenses	(56)	(42)	*N/A*	• Combination of new businesses and productivity initiatives
Operating income	(37)	40	*N/A*	
Capital expenditures	117	87	*10*	

Technical Polymers	• Strong demand on all product lines (polyamides, PVDF, functional polyolefins). • Price increases offset higher raw material costs • Restructuring plan in Serquigny (France): reduction of 37 positions • 15% increase in high content EVA production capacity in Balan (France) • Project of doubling polyamides production capacities in Changshu (China).
Specialty Chemicals	• Improved performance in all product lines sustained by new development • Restructuring plan in Pierrefitte-Nestalas (France): reduction of 23 positions • Expansion of molecular sieves capacity by 30% (France and Poland)
Functional Additives	• Softening of the construction market in the US in 2H06 and increase of raw material costs • Merger of Additives and Organic Peroxides BUs: €5 million savings • Restructuring plan in Mobile/Carrollton (US): reduction of 31 positions • Shutdown of organic peroxide production units in Loison (France): 57 positions.
Urea Formaldehyde Resins	• Closure of Villers-Saint-Paul plant (France) end of June • Project to divest a remaining plant in Leuna (Germany) on track

Corporate in €m	2005	2006	*Comments*
Sales	10	7	• Simplification and streamlining
Rec. EBITDA	(90)	(50)	• Headquarters restructuring:
Rec. Operating income	(103)	(52)	- 130 job reductions
Other income and expenses	(88)	(45)	- 102 positions transferred in plants
Operating income	(191)	(97)	- transfer in a "cheaper" area
Capital expenditures	10	1	

Projects announced in 2007:

Alphacan	• Closure of lower margins production units in Chantonnay (France) [1]: reduction of 28 positions.
Vinyl Compounds	• Shutdown of Dorlyl's[8] activities in France and Italy: reduction of 59 positions.
Acrylics	• MOU signed with Essar for the production and marketing of acrylic acid and its esters in India.
Thiochemicals	• Productivity plan in Lacq-Mourenx (France): reduction of 48 positions and 30% increase in DMDS production capacity increase of 30%[1]
H2O2	• Expansion of 10% of capacity in Jarrie (France).

[8] Restructuring plans are subject to legal information and consultation procedure of work council

Disclaimer

The information disclosed in this press release may contain forward-looking statements with respect to the financial conditions, results of operations, business and strategy of ARKEMA. Such statements are based on management's current views and assumptions that could ultimately prove inaccurate and are subject to risk factors such as, among others, changes in raw materials prices, currency fluctuations, implementation pace of cost-reduction projects and changes in general economic and business conditions. ARKEMA does not assume any liability to update such forward-looking statements whether as a result of any new information or any unexpected event or otherwise. Further information on factors which could affect ARKEMA's financial results is provided in the documents filed with the French Autorité des marchés financiers.

Financial information related to 2005 are extracted from pro forma financial statements prepared for the purpose of the listing of Arkema SA. Financial information for 2006 are extracted from the consolidated financial statements of Arkema reprocessed, when needed, to include the impacts of discontinued activities. Quaterly financial information are not audited.

The business segment information is presented in accordance with ARKEMA's internal reporting system used by the management.

The main performance indicators used are as follows:

• ***Operating income:*** *this includes all income and expenses other than the cost of debt, equity in income of affiliates and income taxes.*

• ***Other income and expenses:*** *these correspond to a limited number of well-identified non-recurring items of income and expense of a particularly material nature that the Group presents separately in its income statement in order to facilitate understanding of its recurring operational performance. These items of income and expense are:*

- *Impairment losses in respect of property, plant and equipment and intangible assets,*
- *Gains or losses on sale of assets,*
- *Certain large restructuring and environmental expenses which would hamper the interpretation of recurring operating income,*
- *Certain expenses related to litigation and claims whose nature is not directly related to ordinary operations,*
- *Costs related to the spin off of Arkema's Businesses.*

• ***Recurring operating income****: this is calculated as the difference between operating income and other income and expenses as previously defined.*

• ***EBITDA****: this corresponds to recurring operating income increased by depreciation and amortization.*

• ***Working capital****: this corresponds to the difference between inventories, accounts receivable, prepaid expenses and other current assets and tax receivables on the one hand and accounts payable, other creditors and accrued liabilities and income tax liabilities on the other hand.*

• ***Capital employed****: this is calculated by aggregating the net carrying amounts of intangible assets, property, plant and equipment, equity affiliate investments and loans, other investments, other non-current assets (excluding deferred tax assets) and working capital.*

• ***Net debt****: this is the difference between current and non-current debt and cash and cash equivalents.*

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros in 2005. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

ARKEMA Financial Statements

Consolidated financial statements - December 2006

INCOME STATEMENT[1]

(in millions of euros)	4th Quarter 2005 Pro forma (non audited)	End of December 2005 Pro forma (non audited)	4th Quarter 2006 Consolidated (non audited)	End of December 2006 Consolidated
Sales	1 368	5 515	1 323	5 664
Operating expenses	(1 254)	(4 783)	(1 158)	(4 879)
Research and development expenses	(50)	(176)	(44)	(168)
Selling and administrative expenses	(112)	(431)	(96)	(417)
Recurring operating income	**(48)**	**125**	**25**	**200**
Other income and expenses	(350)	(496)	(38)	(92)
Operating income	**(398)**	**(371)**	**(13)**	**108**
Equity in income of affiliates	2	7	1	1
Cost of debt	(1)	(7)	(3)	(10)
Income taxes	6	(39)	2	(59)
Net income of continuing operations	**(391)**	**(410)**	**(13)**	**40**
Net income of discontinued operations	**(16)**	**(18)**	**0**	**7**
Net income	**(407)**	**(428)**	**(13)**	**47**
Of which minority interests	(2)	(1)	1	2
Net income - Group share	**(405)**	**(427)**	**(14)**	**45**
Earnings per share (amount in euros)	*-6,70*	*-7,06*	*-0,23*	*0,75*
Diluted earnings per share (amount in euros)	*-6,70*	*-7,06*	*-0,23*	*0,75*
Depreciation and amortization	(55)	(222)	(51)	(211)
Recurring EBITDA	**7**	**347**	**76**	**411**

[1] The agrochemicals business (Cerexagri) divested February, 1st, 2007 was considered as a discontinued activity in 2005 and 2005. Its result is indicated on a dedicated line.

BALANCE SHEET

(In millions of euros)	31.12.2005 Pro forma	31.12.2006 Consolidated
ASSETS		
Intangible assets, net	247	236
Property, plant and equipment, net	1 322	1 376
Equity affiliates: investments and loans	112	100
Other investments	22	21
Deferred income tax assets	58	32
Other non-current assets	112	125
TOTAL NON-CURRENT ASSETS	**1 873**	**1 890**
Inventories	1 124	1 036
Accounts receivable	1 199	1 051
Prepaid expenses and other current assets	370	213
Income taxes recoverable	31	36
Cash and cash equivalents	67	171
Total assets of discontinued operations		**144**
TOTAL CURRENT ASSETS	**2 791**	**2 651**
TOTAL ASSETS	**4 664**	**4 541**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Share capital	-	605
Paid-in surplus and retained earnings	1 366	1 344
Cumulative translation adjustment	83	-27
Treasury shares	-	-
SHAREHOLDERS' EQUITY - GROUP SHARE	**1 449**	**1 923**
Minority interests	**14**	**15**
TOTAL SHAREHOLDERS' EQUITY	**1 463**	**1 938**
Deferred income tax liabilities	8	14
Provisions	1 126	855
Non-current debt	59	52
TOTAL NON-CURRENT LIABILITIES	**1 193**	**921**
Accounts payable	861	786
Other creditors and accrued liabilities	544	369
Income taxes payable	28	14
Current debt	575	443
Total liabilities of discountinued operations		**69**
TOTAL CURRENT LIABILITIES	**2 008**	**1 681**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4 664**	**4 541**

[1] In 2006, assets and liabilities of Cerexagri are on a dedicated line.

CASH FLOW STATEMENT

includes cash flow from Cerexagri

(In millions of euros)	End of December 2005 Pro forma Including Cerexagri	End of December 2006 Consolidated Including Cerexagri
Cash flow - operating activities		
Net income	-428	47
Depreciation, amortization and impairment of assets	437	218
Provisions, valuation allowances and deferred taxes	96	-210
(Gains)/losses on sales of assets	-1	-5
Undistributed affiliate equity earnings	-3	-1
Change in working capital	-147	16
Other changes		3
Cash flow from operating activities	**-46**	**68**
Cash flow - investing activities		
Intangible assets and property, plant, and equipment, additions	-333	-336
Acquisitions of consolidated subsidiaries, net of cash acquired		-
Acquisitions of non-consolidated subsidiaries	-3	-7
Increase in long-term loans	-22	-59
Total expenditures	**-358**	**-402**
Proceeds from sale of intangible assets and property, plant and equipment	6	6
Proceeds from sale of subsidiaries, net of cash sold		0
Proceeds from sale of other investments	1	10
Repayment of long-term loans	28	38
Total divestitures	**35**	**54**
Cash flow from investing activities	**-323**	**-348**
Cash flow - financing activities		
Parent company shareholders		-
Issuance (repayment) of shares		532
Dividends paid to Parent company shareholders		
Dividends paid to Minority shareholders	-1	-1
Issuance of long-term debt		
Repayment of long-term debt	-4	-6
Increase in short-term borrowings and bank overdrafts	353	
Decrease in short-term borrowings and bank overdrafts		-130
Cash flow from financing activities	**349**	**395**
Net increase/(decrease) in cash and cash equivalents	-21	115
Effect of exchange rates and changes in scope	11	-18
Cash and cash equivalents at beginning of period	77	67
Cash and cash equivalents of discontinued operations		-14
Short-term loan to discontinued operations		20
Cash and cash equivalents at end of period	**67**	**171**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Shares issued					Treasury shares					
(In millions of euros)	**Number**	**Amount**	**Paid-in surplus**	**Retained earnings**	**Cumulative translation adjustment**	**Number**	**Amount**	**Recognized directly through equity**	**Shareholders' equity - Group share**	**Minority interests**	**Total shareholders' equity**
As of January 1, 2006	**4 000**			**1 366**	**83**				**1 449**	**14**	**1 463**
Cash dividend									-	(1)	(1)
Net income				45					45	2	47
Issuance of share capital	60 449 823	605	1 006	(1 078)					532		532
Purchase of treasury shares									-		-
Cancellation of treasury shares									-		-
Sale of treasury shares									-		-
Other				5					5		5
Transactions with shareholders	*60 449 823*	*605*	*1 006*	*(1 027)*	-	-	-	-	*583*	*1*	*584*
Changes in items recognized directly through equity				1					1		1
Change in translation adjustments					(110)				(110)		(110)
Items other than transactions with shareholders		-	-		(110)	-	-	-	(110)	-	(110)
As of December 31, 2006	**60 453 823**	**605**	**1 006**	**339**	**(27)**	-	-	-	**1 923**	**15**	**1 938**

INFORMATION BY BUSINESS SEGMENT (excluding Cerexagri)

(non audited)

(In millions of euros)	End of December 2005 (Pro forma non audited)				
	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	1 387	2 406	1 713	10	5 515
Inter-segment sales	82	178	16	(1)	-
Total sales	**1 469**	**2 584**	**1 729**	**9**	-
Recurring operating income	**8**	**204**	**15**	**(102)**	**125**
Other income and expenses	**(218)**	**(152)**	**(37)**	**(89)**	**(496)**
Operating income	**(210)**	**52**	**(22)**	**(191)**	**(371)**
Equity in income of affiliates	5	1	1	-	7
Depreciation and amortization	(12)	(112)	(87)	(11)	(222)
Asset impairment	(49)	(134)	(5)	-	(188)
Changes in non-current provisions recognized through income	(114)	(14)	(36)	38	(126)
Recurring EBITDA	**20**	**316**	**102**	**(91)**	**347**
Intangible assets and property, plant and equipment, additions including Cerexagri	**61**	**145**	**117**	**10**	**333**

(In millions of euros)	End of December 2006				
	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	1 379	2 494	1 784	7	5 664
Inter-segment sales	74	179	17	-	-
Total sales	**1 453**	**2 673**	**1 801**	**7**	-
Recurring operating income	**21**	**160**	**71**	**(52)**	**200**
Other income and expenses	**(8)**	**2**	**(41)**	**(45)**	**(92)**
Operating income	**13**	**162**	**30**	**(97)**	**108**
Equity in income of affiliates	1	(1)	1	-	1
Depreciation and amortization	(17)	(107)	(85)	(2)	(211)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	41	18	(21)	208	246
Recurring EBITDA	**38**	**267**	**156**	**(50)**	**411**
Intangible assets and property, plant and equipment, additions including Cerexagri	**76**	**172**	**87**	**1**	**336**

INFORMATION BY BUSINESS SEGMENT (excluding Cerexagri)

(non audited)

(In millions of euros)	4th Quarter 2005				
	Vinyl Products	**Industrial Chemicals**	**Performance Products**	**Corporate**	**Group total**
Non-Group sales	346	586	432	4	1 368
Inter-segment sales	18	46	4	(1)	-
Total sales	**364**	**632**	**436**	**3**	**-**
Recurring operating income	**(11)**	**10**	**(5)**	**(42)**	**(48)**
Other income and expenses	**(90)**	**(152)**	**(29)**	**(79)**	**(350)**
Operating income	**(101)**	**(142)**	**(34)**	**(121)**	**(398)**
Equity in income of affiliates	-	1	1	-	2
Depreciation and amortization	-	(30)	(20)	(5)	(55)
Asset impairment	(49)	(134)	(5)	-	(188)
Changes in non-current provisions recognized through income	16	(29)	(21)	(12)	(46)
Recurring EBITDA	**(11)**	**40**	**15**	**(37)**	**7**
Intangible assets and property, plant and equipment, additions including Cerexagri	**34**	**62**	**37**	**5**	**138**

(In millions of euros)	4th Quarter 2006				
	Vinyl Products	**Industrial Chemicals**	**Performance Products**	**Corporate**	**Group total**
Non-Group sales	335	568	418	2	1 323
Inter-segment sales	16	40	5	(1)	-
Total sales	**351**	**608**	**423**	**1**	**-**
Recurring operating income	**(1)**	**18**	**13**	**(5)**	**25**
Other income and expenses	**(1)**	**2**	**(8)**	**(31)**	**(38)**
Operating income	**(2)**	**20**	**5**	**(36)**	**(13)**
Equity in income of affiliates	1	(1)	1	-	1
Depreciation and amortization	(5)	(26)	(18)	(2)	(51)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	14	7	6	(3)	24
Recurring EBITDA	**4**	**44**	**31**	**(3)**	**76**
Intangible assets and property, plant and equipment, additions including Cerexagri	**23**	**70**	**31**	**-**	**124**

INFORMATION BY BUSINESS SEGMENT (excluding Cerexagri)

(non audité)

(In millions of euros)	1st quarter 2006				
	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	361	661	463	2	1 487
Recurring operating income	7	51	18	(20)	56
Other income and expenses	-	-	(23)	1	(22)
Operating income	7	51	(5)	(19)	34
Depreciation and amortization	(4)	(29)	(22)	(1)	(56)
Recurring EBITDA	11	80	40	(19)	112

(In millions of euros)	2nd quarter 2006				
	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	349	657	460	1	1 467
Recurring operating income	10	53	21	(16)	68
Other income and expenses	(5)	-	(0)	(13)	(18)
Operating income	5	53	21	(29)	50
Depreciation and amortization	(4)	(28)	(22)	-	(54)
Recurring EBITDA	14	81	43	(16)	122

(In millions of euros)	3rd quarter 2006				
	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	334	608	443	2	1 387
Recurring operating income	5	38	19	(12)	50
Other income and expenses	(2)	-	(10)	(2)	(14)
Operating income	3	38	9	(14)	36
Depreciation and amortization	(4)	(24)	(23)	(0)	(51)
Recurring EBITDA	9	62	42	(12)	101

(In millions of euros)	4th quarter 2006				
	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	335	568	418	2	1 323
Recurring operating income	(1)	18	13	(5)	25
Other income and expenses	(1)	2	(8)	(31)	(38)
Operating income	(2)	20	5	(36)	(13)
Depreciation and amortization	(5)	(26)	(18)	(2)	(51)
Recurring EBITDA	4	44	31	(3)	76

ARKEMA

Press release

Communiqué de presse

Paris, March 21st 2007

The world leader in DMDS, Arkema announces a 30% capacity increase at its Lacq production plant

In order to boost its ranking in the DMDS (dimethyl disulfide) global market and meet demand from its customers, Arkema has announced a 30% increase in the production capacity of its Lacq plant (France / Pyrénées-Atlantiques).

Part of Arkema's Thiochemicals business, DMDS has applications in a number of industrial sectors including petrochemicals and oil refining.

In petrochemicals, it is used to delay the appearance of coke deposits in the high temperature pipes of steamcracker furnaces, and to inhibit the formation of carbon monoxide which impairs the ethylene purification process.

In refineries, DMDS is used as an energizer or catalyst activation agent in the hydrotreating plants required to eliminate sulfur, nitrogen and metals from petroleum fractions. In this application, Arkema offers its customers the Carelflex® service which covers all DMDS handling and injection operations during the activation of the hydrotreating catalyst. The Carelflex® package is available around the world from eight teams of specialists who provide on-site services complying with quality, safety and environmental standards.

The growth of the DMDS world market is directly linked to the development of petrochemicals and to the tightening-up of standards on the sulfur content of automotive fuel, petrol and diesel.

This latest capacity increase confirms Arkema's resolve to boost its world-leading ranking in DMDS, with production facilities capable of fulfilling the requirements of its customers in terms of both quantity and quality. On the strength of its technological know-how, Arkema is determined to anticipate the trends of the DMDS market by adapting its production capacities to world demand.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieved sales of 5.7 billion euros in 2006. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com

ARKEMA

Press release

Communiqué de presse

Paris, March 22nd 2007

Arkema continues to reorganize its activities in Rhône-Alpes (France)

- **Refocusing of the Pierre-Bénite plant on its most efficient activities to turn it into a competitive European site in Fluorochemicals.**
- **Creation in Pierre-Bénite of a world-scale IT hub.**
- **Relocation to Saint-Fons of the PVC business unit team.**

Firmly anchored in the Rhône-Alpes region with 8 facilities and some 2,500 direct jobs, the Arkema Group has chosen the Lyon region to set up its worldwide IT hub in Pierre-Bénite and to transfer the personnel of its PVC business unit to Saint-Fons. Arkema's senior management have today presented to the Central Works Council a draft plan to restore the competitiveness of the Pierre-Bénite plant by strengthening its most efficient activities and shutting down its structurally loss-making production plants. This plan demonstrates Arkema's commitment to turn the Pierre-Bénite facility into the flagship site of its Fluorochemicals business in Europe, and to remain a major and efficient economic player in the Rhône-Alpes region.

Turn the Pierre-Bénite into a European Fluorochemicals site

The Pierre-Bénite plant activities are for the most part derived from hydrofluoric acid, the basis for the manufacture of Forane® refrigerant fluids and Kynar® fluorinated polymers. Its profitability is affected in particular by highly adverse economic conditions linked to the sharp increase in the cost of access to fluor spar, the main raw material for hydrofluoric acid, today procured mostly from South Africa following the unexpected closure of the only French mine in June 2006. Additionally, sales of Forane® 22, a refrigerant fluid from the HCFC group whose marketing in Europe is to be phased out by 2010 under the terms of the Montreal Protocol, have been declining steadily since 2003, and its production is now making a loss.

ARKEMA
4-8, cours Michelet – La Défense 10
F-92091 Paris La Défense Cedex
Fax : 33 (0)1 49 00 80 50
Société anonyme au capital de 604 538 230 euros
445 074 685 RCS Nanterre

The Pierre-Bénite plant now reports levels of losses that are seriously jeopardizing its future. The plan presented to the Central Works Council is designed to restore its competitiveness over the long term by consolidating the most efficient activities and closing the production plants penalized by structural handicaps, in particular hydrofluoric acid and Forane® 22. The plan entails the following main points:

- the refocusing of resources, including human resources, on developing products which represent the plant's technological and commercial assets: Forane® 134a for refrigeration and Kynar® fluorinated polymers,
- the ongoing improvement of safety / environmental records to turn the plant into a model of integration within its local environment,
- the optimization of the plant's industrial reliability and manufacturing processes with a view to a potential increase in production capacity.

The project also provides for the divestment of the inorganic coagulants (products for water treatment), with annual sales of some 20 million euros, to Kemira, the world leader in this sector, who has the necessary structures to ensure the development of this product range.

Deployment of plan to safeguard employment

The proposed Pierre-Bénite evolution plan would entail the loss of 226 jobs from the facility's current 574 positions.

Arkema is committed to putting in place a job mobility unit with specialist consultants in order to assist every employee concerned in seeking a suitable internal or external mobility solution on an individual basis.

Accordingly, Arkema will provide internal redeployment measures with mobility grants, and also undertakes to offer two suitable job opportunities in the Lyon region as part of external mobility. Grants will also be available for setting up or acquiring businesses. Finally, early retirement packages, entirely funded by the Company, will be negotiated.

Additionally, 20 jobs would be transferred from Arkema to Kemira as part of the proposed divestment of the inorganic coagulants activity.

Rhône-Alpes, a key region for Arkema

Arkema is bolstering its presence in the Rhône-Alpes region by relocating from its Paris headquarters to the Lyon area some 60 jobs for a world-scale IT hub in Pierre-Bénite as well as the personnel of its PVC business unit in Saint-Fons.

With 8 facilities, including a research center, a technical center and six industrial sites, and some 2,500 direct jobs, Rhône-Alpes is the region of France boasting Arkema's heaviest presence. In addition to the investments carried out on the Jarrie (Isère), Saint-Fons (Rhône) and Balan (Ain) sites as part of the Vinyl Products consolidation plan, an EVA production plant was set up in Balan, and an increase in the hydrogen peroxide production plant capacity has been announced in Jarrie, i.e. some € 75 M since Arkema's creation. A further € 30 M have also been invested every year over the same period to enhance the safety and environmental performance of the region's industrial sites.

Arkema's R&D is also highly present in the Lyon region with the CRRA (Rhône-Alpes Research Center) and its diverse range of expertise, from environmental protection and pharmaceutical intermediates to construction and paper manufacture.

Arkema is one of the founding members of the Axelera Chemistry-Environment competitive hub which brings together players from industry, research and education around the development of the chemistry of the future, which includes its relationship with the environment from the design stage of its products and processes.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

CONTACTS :

Arkema :

Frédéric Gauvard	Tel : +33.1.49.00.82.53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel : +33.1.49.00.86.37	E-mail : sophie.fouillat@arkema.com

Press release

Communiqué de presse

Paris, April 11th 2007

Appointments following the reorganization of the Vinyl Products business segment

Arkema is reorganizing its Vinyl Products business segment, by splitting its Chlorochemicals and PVC business unit into two separate business units: Chlorine/Soda and PVC. The other two business units, Vinyl Compounds and Pipes/Profiles (Alphacan), remain unchanged. Moreover, the Vinyl Products business segment will have its own industrial management structure for its entire activity.

As part of this reorganization, Otto Takken, Vinyl Products Vice President, has announced the following appointments:

- **Frédéric Marot-Achillas, Group President PVC business unit,**
- **Denis Tual, Group President Chlorine/Soda business unit,**
- **Gérard Robert, Industrial Director for the Vinyl Products business segment.**

***Frédéric Marot-Achillas**, 48 years old, graduated from ESCP (Ecole Supérieure de Commerce de Paris). He worked for the company Saint-Gobain for over 20 years, where he held a number of positions in strategy, marketing, sales, and profit center management. Since 2004, Frédéric Marot-Achillas had been successively Managing Director of the Performance Plastics and Elastomers Division, Managing Director of Saint-Gobain Emballage, and finally Managing Director of Saint-Gobain Desjonquères, a subsidiary specialized in small glass bottles for the perfume industry.*

***Denis Tual**, 45 years old, graduated from Ecole Supérieure de Commerce de Nantes (Audencia). He joined Elf Atochem in 1986, where he held various positions in sales (as Sales Manager, Product Manager, Export Manager) and in logistics (in maritime transport from 1997 to 2000, then as Logistics Vice President from 2000 to 2005). Denis Tual had been Director of the Chlorochemicals Department within the Chlorochemicals and PVC business unit since November 2005. He is also a member of the Board of Directors of the Port Autonome de Marseille, and sits on the Management Committee of Eurochlor.*

***Gérard Robert,** 58 years old, graduated from ENSIC (Ecole Nationale Supérieure des Industries Chimiques de Nancy) and ENSPM (Ecole Nationale Supérieure du Pétrole et des Moteurs). During his career he has held various industrial positions at the Saint-Auban, Gonfreville and Marseille production sites (in process, production, and as Plant Manager).*
Since 1997, Gérard Robert had held consecutively the positions of Process Director, Vice President Technology, and Senior Vice President Manufacturing at Arkema Inc., Arkema's American subsidiary headquartered in Philadelphia.

A global chemical player, Arkema combines 3 related and integrated business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

CONTACTS :

Frédéric GAUVARD	Tel.: +33 1 49 00 82 53	E-mail: frederic.gauvard@arkema.com
Sophie FOUILLAT	Tel.: +33 1 49 00 86 37	E-mail: sophie.fouillat@arkema.com

END